Kaufman & Canoles, P.C.
Three James Center, 12th Floor
1051 East Cary Street
Richmond, VA 23219
Mailing Address
Post Office Box 27828
Richmond, VA 23261
Bradley A. Haneberg	T (804) 771.5700
(804) 771.5790	F (804) 771.5777
bahaneberg@kaufcan.com
kaufCAN.com

March 22, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Rufus Decker, Accounting Branch Chief

Re:	Tri-Tech Holding Inc.

Form 10-K for the Year Ended December 31, 2009

Forms 10-Q for Periods Ended March 31, 2010, June 30,

2010 and September 30, 2010

Form 8-K Filed August 11, 2010

File No. 1-34427

Dear Mr. Decker:

On behalf of our client, Tri-Tech Holding Inc. (the “Issuer”), we hereby provide responses to the comments raised in that certain letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Issuer dated March 8, 2011. For the Staff’s convenience, we have included the Staff’s comment verbatim above our response.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2009

Item 9.A Controls and Procedures, page 34

1.

We note your response to comment six from our letter dated January 28, 2011 and your responses to comments two and four through eight from our letter dated December 28, 2010. We understand that your finance manager has and maintains a Certified Internal Auditor qualification and that the qualification does not require any specific U.S. GAAP knowledge or experience. We acknowledge that your CFO and your finance manager attend training sessions on U.S. GAAP and SEC compliance issues and that your audit committee financial expert has provided various financial oversight responsibilities at other entities. However, based on your responses, it does not appear that you have accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP. If you do not have

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Mr. Rufus Decker

March 22, 2011

accounting personnel with sufficient experience, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X. Therefore, in this situation, please ensure that your Form 10-K for the year ended December 31, 2010 includes a management report on internal control over financial reporting that clearly states internal control over financial reporting is not effective and provides clear disclosure of the material weakness identified by management, i.e. that you do not have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP. You should also clearly state that your disclosure controls and procedures are not effective for the same reason. In future filings, please also provide related risk factor disclosure to the extent required.

The Issuer acknowledges the comment and confirms that its Form 10-K for the year ended December 31, 2010 includes a management report on internal control over financial reporting that clearly states internal control over financial reporting is not effective and provides clear disclosure of the material weakness identified by management that it does not have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP. The Issuer further confirms that it will state that its disclosure controls and procedures are not effective for the same reason and that it will provide related risk factor disclosure to the extent required. In addition to acknowledging the material weakness, the Issuer will announce that it has engaged a qualified consulting firm to assist it in financial reporting in connection with future filings.

* * * * * *

In responding to the Staff’s comments, a written statement from the Issuer is provided hereby acknowledging that:

1)	The Issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Issuer may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg